August 29, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (609) 951-0362

Martin Tuchman
Chairman and Chief Executive Officer
Interpool, Inc.
211 College Road East
Princeton, New Jersey 08540


Re: 	Interpool Inc.
	Registration Statement on Form S-4
Filed August 2, 2005
	File No. 333-127087


Dear Mr. Tuchman:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff`s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2,
1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman
& Sterling and Morgan Stanley & Co. Incorporated. Please be sure to file this letter on Edgar.

2. Please include interim financial statements for the period ended
June 30, 2005. Please similarly update your financial information throughout the filing. See Rule 3-12 of Regulation S-X.

Cover Page

3. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4. As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and
Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).
Please
confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Ranking

5. Please update your disclosures and quantify as of the most recent practicable date the amount of debt that is senior, equal, and junior to these notes. Also quantify the extent to which you may incur additional indebtedness

Risk Factors

6. Under distinct risk factor subheadings, please discuss the risks that:
* Investors may not be able to determine when a change of control giving rise to their right have the exchange notes repurchased by the company has occurred following a sale of "substantially all" of the company`s assets; and
* The company can enter into transactions like recapitalizations, reorganizations and other highly leveraged transactions that do not constitute a change of control but that could adversely affect the holders of the notes.
      We note your disclosures under the subheading "Change of Control."



A substantial portion of our future cash flows will be needed to service . . . .

7. Please state your current annual debt service payment obligations.

8. Please confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios.
In the event you are not in compliance, please disclose the terms you do not meet and potential consequences.

Increases in interest rates may increase our debt service
obligations
.. . . .

9. Please indicate how much your interest expense will increase for each 1% increase in interest rates.

Use of Proceeds, page 20

10. Please revise your disclosure in this section to state the interest rate and maturity of the indebtedness repaid with the proceeds of the September 2004 offering of the notes being exchanged.
See Instruction 4 to Item 504 of Regulation S-K.

11. We note your disclosure that you have used and intend to continue to use proceeds from the September 2004 and November 2004 offerings for acquisitions. Please provide the information required by Instruction 6 to Item 504 of Regulation S-K. Identify any businesses acquired or if these identities are not known, the nature of the business(es) to be sought and the status of any negotiations with respect to a material acquisition. Otherwise, please confirm to us that you have complied with Instruction 6.

The Exchange Offer, page 103
Expiration Date; Extensions; Amendments

12. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

13. You reserve the right to delay acceptance of any tendered notes.
Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.





14. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offer

15. Please revise the first sentence of this section to indicate that all conditions to the offer, other than those subject to government approval, will be satisfied or waived prior to expiration of the offer, not merely before acceptance of the outstanding notes for exchange.

16. Please revise your statement in the third paragraph of this section stating that you will return any improperly tendered notes "as soon as practicable following expiration or termination of the exchange offer." Please note that Rule 14e-1(c) requires that you issue the exchange notes or return the initial notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Description of Exchange Notes, page 113
Events of Default, Notice and Waiver

17. We note your statement that a cross-default on your other debt could constitute an event of default under the indenture. Please elaborate on the terms of your outstanding indebtedness relating to events of default if a default could result in the acceleration of such indebtedness and therefore an event of default under the indenture. If the violation of financial covenants you have made in connection with other indebtedness would ultimately result in an event of default under the indenture, please describe those covenants as they would be in effect from time to time throughout the term of the exchange notes. Finally, if a default in any of the terms of your outstanding indebtedness could result in the acceleration of that indebtedness and therefore an event of default under the indenture, please include a risk factor discussing this possibility and the company`s ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

Exchange Agent

18. Please revise to complete the missing information in this section.

Legal Matters

19. Please state that Stroock & Stroock & Lavan has passed on the enforceability of the company`s obligations under the exchange notes.
Available Information

20. Please delete reference to the regional public reference facilities formerly maintained by the SEC in New York and Chicago.

Part II
Undertakings

21. Provide the undertakings listed in Item 512(a) of Regulation
S-K,
as required by paragraph (a)(3) to Rule 415 of Regulation C.

Exhibits
Letter of Transmittal

22. Delete language in the letter of transmittal requiring the note holder to acknowledge or certify that he has "read,"
"understands,"
or "recognizes" all of the terms of the exchange offer.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Jeffrey S. Lowenthal, Esq. (via facsimile 212/806-6006)
      Stroock & Stroock & Lavan LLP
      180 Maiden Lane
      New York, New York 10038
??

??

??

??

Martin Tuchman
Interpool, Inc.
August 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE